Rolls-Royce

Rolls-Royce Group plc
PO Box 31, Derby DE24 8BJ, England
Telephone: +44 (0) 1332 242424
Fax: +44 (0) 1332 249936
www.rolls-royce.com

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

3 July 2006

Re: Information for Rolls-Royce Group plc, No. 82-34721

Dear Sirs:

The information listed below is enclosed and is being provided in compliance with Rule 12g3-2(b).

Schedule 10 – 2 Notifications of Major Interests in Shares
12 Notifications of Directors Interests
Interim Results announcement

If you have any questions, please contact me at 011-44-1332 -245-878.

Yours faithfully
For Rolls-Royce Group plc

John Warren
Deputy Company Secretary

Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	14:11 13-Jul-06
Number	PRNUK-1307

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

6. Percentage of issued class

7. Number of shares /amount of stock disposed

16,803,672

8. Percentage of issued class

9. Class of security

ORDINARY 20P SHARES

10. Date of transaction

11. Date company informed

13.07.2006

12. Total holding following this notification

104,819,508

13. Total percentage holding of issued class following this notification

5.91%

14. Any additional information

15. Name of contact and telephone number for queries

PETER BARNES-WALLIS 0207 227 9141

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 13 July 2006

REGISTERED HOLDER	HOLDING
BANK OF IRELAND	10,475
BANK OF NEW YORK	125,140
BARCLAYS CAPITAL NOMINEES LIMITED	10,439,142

Barclays Capital Securities Ltd.	49,429,370
Barclays Global Investors Canada	125,420
Barclays Trust Co & Others	5,258
BARCLAYS TRUST CO AS EXEC/ADM C 00000000000000000	74
Barclays Trust Co R69 C 00000000000000000	5017
BNP PARIBAS	42,847
CHASE NOMINEES LTD	2,496,266
CIBC MELLON GLOBAL SECURITIES	33,400
INVESTORS BANK AND TRUST CO.	20,154,410
JPMORGAN (BGI CUSTODY)	17,247,285
JPMORGAN CHASE BANK	3,097,297
Master Trust Bank	3,474
Mellon Trust - US CUSTODIAN /	144,765
MELLON TRUST OF NEW ENGLAND	44,302
Mitsubishi Trust International	3,345
Mitsui Asset	29,538
NORTHERN TRUST BANK - BGI SEPA	229,493
Reflex Nominees Limited	3,142
STATE STREET BANK & TRUST - WI	90,993
STATE STREET BOSTON	910,762
STATE STREET TRUST OF CANADA -	75,829
The Northern Trust Company - U	54,319
Trust & Custody Services Bank	18,145
Total	104,819,508

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	13:48 31-Jul-06
Number	PRNUK-3107

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

ROLLS-ROYCE GROUP PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

6. Percentage of issued class

7. Number of shares /amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY 20P SHARES

10. Date of transaction

11. Date company informed

28.7.2006

12. Total holding following this notification

56,422,864

13. Total percentage holding of issued class following this notification

3.18%

14. Any additional information

Holding DECREASED FROM 5.91% TO 3.18%

15. Name of contact and telephone number for queries

PETER BARNES-WALLIS 0207 227 9141

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 31 July 2006

Registered Holder	Holding
BANK OF IRELAND	10,475
BANK OF NEW YORK	125,140
BARCLAYS CAPITAL NOMINEES LIMITED	12,026,919
Barclays Capital Securities Ltd.	1,461,625
Barclays Global Investors Canada	125,420
Barclays Trust Co & Others	5,178
Barclays Trust Co E99 C 00000000000000000	838
Barclays Trust Co R69 C 00000000000000000	3,755
BNP PARIBAS	36,788
CHASE NOMINEES LTD	2,503,539
CIBC MELLON GLOBAL SECURITIES	28,558
INVESTORS BANK AND TRUST CO.	19,873,527
JP MORGAN (BGI CUSTODY)	15,571,628
JPMorgan Chase Bank	3,065,131
Master Trust Bank	3,474
Mellon Trust - US CUSTODIAN /	132,131
MELLON TRUST OF NEW ENGLAND	38,490
Mitsubishi Trust International	3,345
Mitsui Asset	29,538
NORTHERN TRUST BANK - BGI SEPA	184,956
Reflex Nominees Limited	3,150
STATE STREET BANK & TRUST - WI	79,079
STATE STREET BANK AND TRUST CO	76,723
STATE STREET BOSTON	910,762
STATE STREET TRUST OF CANADA -	60,926
The Northern Trust Company - U	43,624
Trust & Custody Services Bank	18,145
TOTAL	56,422,864

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	15:03 07-Aug-06
Number	PRNUK-0708

STOCK EXCHANGE ANNOUNCEMENT

Rolls-Royce Group plc (theCompany) announces the purchase on 7th August 2006 of 29,861 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 425 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 7,271,297 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The numbers of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 30

A B Shilston 30

CP Smith 30

The numbers of ordinary shares purchased on this date on behalf of persons discharging managerial responsibility were as follows:

C E Blundell 30

M Lloyd 30

J R Rivers 30

M J Terrett 30

Company notified 7 August 2006

Dated 7 August 2006

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	11:53 07-Aug-06
Number	PRNUK-0708

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

IAIN CONN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

MARKET PURCHASE

IAIN CONN

9. Number of shares, debentures or financial instruments relating to shares acquired

230

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

425p

14. Date and place of transaction

7 August 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

5,049

16. Date issuer informed of transaction

7 August 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 7 August 2006

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 31-Jul-06
Number	PRNUK-3107

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

JAMES GUYETTE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the

8 State the nature of the transaction

number of shares held by each of them

JAMES GUYETTE

EXERCISE OF OPTION UNDER THE ROLLS-ROYCE 1999 EXECUTIVE SHARE OPTION PLAN:-

506,084 @ 77p date of grant 28/03/2003

9. Number of shares, debentures or financial instruments relating to shares acquired

508,084

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

506,084

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

443.26p

14. Date and place of transaction

31 July 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

374,415

16. Date issuer informed of transaction

31 July 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

PETER BARNES-WALLIS 020 7227 9141

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 31 July 2006

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	14:46 10-Jul-06
Number	PRNUK-1007

STOCK EXCHANGE ANNOUNCEMENT

Rolls-Royce Group plc (the Company) announces the purchase on 7th July 2006 of 30,469 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 419.25 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

Following the transaction the Trustee will hold 7,269,316 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The numbers of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 30

A B Shilston 30

CP Smith 30

The numbers of ordinary shares purchased on this date on behalf of persons discharging managerial responsibility were as follows:

C E Blundell 30

C J Hole 30

M Lloyd 30

J R Rivers 30

M J Terrett 30

The UKLA has confirmed that, although not referred to specifically in the Model Code, the purchase of SharePurchase shares under the Rolls-Royce SharePurchase Plan during a close period does not constitute a breach of the close period restrictions. The value of these purchases has not changed from the previous month.

Company notified 10 July 2006

Dated 10 July 2006

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	14:14 07-Jul-06
Number	PRNUK-0707

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

IAIN CONN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest AS IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

MARKET PURCHASE

IAIN CONN

9. Number of shares, debentures or financial instruments relating to shares acquired

235

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

415.50p

14. Date and place of transaction

7 July 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,819

16. Date issuer informed of transaction

7 July 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

The above purchase of shares were made yesterday under arrangements for directors to purchase shares on a monthly basis using a percentage of their after tax fees. The above purchase is consistent with the arrangements which were put in place and commenced in September 2003.

24. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN -DEPUTY COMPANY SECRETARY

Date of notification 7 July 2006

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	*Director/PDMR Shareholding*
Released	15:27 06-Jul-06
Number	PRNUK-0607

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

   SIMON ROBERTSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

   B SHARE CONVERSION

GOLDMAN SACHS SECURITIES
(NOMINEES) LIMITED

9. Number of shares, debentures or financial instruments relating to shares acquired

215

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

443p

14. Date and place of transaction

3 July 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

26,701

16. Date issuer informed of transaction

6 July 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 July 2006

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	11:13 06-Jul-06
Number	PRNUK-0607

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

CARL GEORGE SYMON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

CARL GEORGE SYMON

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

82

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

443p

14. Date and place of transaction

3 July 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

6,911

16. Date issuer informed of transaction

6 July 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 July 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

SIR JOHN TAYLOR

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

SIR JOHN TAYLOR

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

63

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

443p

3 July 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

5,208

16. Date issuer informed of transaction

6 July 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 July 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

2. State whether the notification relates to (i) a transaction

ROLLS-ROYCE GROUP PLC

notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(ii) ONLY

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

MIKE TERRETT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

MIKE TERRETT 201,939

GABRIELLE ANNE TERRETT 12,954

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

913

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

443p

14. Date and place of transaction

3 July 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

215,806

16. Date issuer informed of transaction

6 July 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 July 2006

END

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Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	11:07 06-Jul-06
Number	PRNUK-0607

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

SIR JOHN ROSE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

EMMA FELICITY ROSE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the

8 State the nature of the transaction

number of shares held by each of them

SIR JOHN ROSE 489,466

B SHARE CONVERSION

EMMA FELICITY ROSE 115,180

9. Number of shares, debentures or financial instruments relating to shares acquired

4,880

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

443p

14. Date and place of transaction

3 July 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

609,526

16. Date issuer informed of transaction

6 July 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 July 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

ANDREW SHILSTON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

ANDREW SHILSTON

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

1,619

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

443p

14. Date and place of transaction

3 July 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

157,915

16. Date issuer informed of transaction

6 July 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 July 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

IAIN CONN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

IAIN CONN

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

66

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

443p

14. Date and place of transaction

3 July 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,584

16. Date issuer informed of transaction

6 July 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 July 2006

END

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Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	*Director/PDMR Shareholding*
Released	11:09 06-Jul-06
Number	PRNUK-0607

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(ii) ONLY

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

CHRISTOPHER HOLE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the

8 State the nature of the transaction

number of shares held by each of them

CHRISTOPHER HOLE

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

677

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

443p

14. Date and place of transaction

3 July 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

109,614

16. Date issuer informed of transaction

6 July 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 July 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required

by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(ii) ONLY

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

SAUL LANYADO

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

SAUL LANYADO

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

1,123

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

    443p

14. Date and place of transaction

    3 July 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

    170,047

16. Date issuer informed of transaction

    6 July 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

    JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 July 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(ii) ONLY

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

JOHN RIVERS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

JOHN RIVERS

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

1,055

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

443p

14. Date and place of transaction

3 July 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

165,306

16. Date issuer informed of transaction

6 July 2006

If a person discharging managerial responsibilities has been granted options by

the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 July 2006

END

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Regulatory Announcement

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	11:05 06-Jul-06
Number	PRNUK-0607

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

CARL PETER-FOSTER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

CARL PETER-FOSTER

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

70

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

443p

14. Date and place of transaction

3 July 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

5,856

16. Date issuer informed of transaction

6 July 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 July 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

COLIN SMITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

COLIN SMITH 43,249

VICTORIA ANNE SMITH 2,495

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

165

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of

14. Date and place of transaction

transaction

443p | 3 July 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

45,909

16. Date issuer informed of transaction

6 July 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 July 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

JAMES MATHEW GUYETTE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

JAMES MATHEW GUYETTE

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

2,966

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

443p

14. Date and place of transaction

4 July 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

374,415

16. Date issuer informed of transaction

6 July 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 July 2006

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	11:01 06-Jul-06
Number	PRNUK-0607

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

PETER JOHN BYROM

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

MELANIE SIGNE BYROM

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 AND 4 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the

8 State the nature of the transaction

number of shares held by each of them

B SHARE CONVERSION

MELANIE SIGNE BYROM 639

PETER JOHN BYROM & DENTON & CO TRUSTEES LTD 124,235

PETER JOHN BYROM 11,477

PETER JOHN BYROM A/C OSB 6,012

PETER JOHN BYROM A/C SMB 6,012

9. Number of shares, debentures or financial instruments relating to shares acquired

1,804

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

443p

14. Date and place of transaction

3 July 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

150,179

16. Date issuer informed of transaction

6 July 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 July 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii) BOTH

3. Name of person discharging managerial responsibilities/ director

JOHN CHEFFINS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

JOHN CHEFFINS

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

2,826

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

443p

14. Date and place of transaction

3 July 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

373,461

16. Date issuer informed of transaction

6 July 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 July 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(ii) ONLY

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/ director

AXEL ARENDT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

AXEL ARENDT

8 State the nature of the transaction

B SHARE CONVERSION

9. Number of shares, debentures or financial instruments relating to shares acquired

158

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

443p

14. Date and place of transaction

3 July 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

49,944

16. Date issuer informed of transaction

6 July 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

JOHN WARREN 01332 245878

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 6 July 2006

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	11:02 06-Jul-06
Number	PRNUK-0607

Rolls-Royce Group plc (the Company) announces that on 3rd July 2006, pursuant to the Rolls-Royce ShareBonus Scheme and SharePurchase Plan (the SIP), the following executive directors of the Company became interested in the ordinary shares of 20p each (Ordinary Shares) set out below in respect of their holdings following their election to convert their entitlement of non-cumulative redeemable convertible preference shares of 0.1p each (B shares) into Ordinary Shares. Ordinary Shares in respect of shareholdings under the SIP are held by Computershare Trustees Limited (the Trustee) as nominee for the director:-

	SIP
Sir John Rose	111
John Cheffins	77
Andrew Shilston	71
Colin Smith	46

Notified 6 July 2006

Date 6 July 2006

For further information contact John Warren, Deputy Company Secretary, tel. No. 01332 245878.

END

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Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Interim Results
Released	07:00 27-Jul-06
Number	PRNUK-2607

27 July 2006

ROLLS-ROYCE GROUP plc INTERIM RESULTS 2006

Group Highlights

* Order book increased to £25.1bn (2005 half-year £23.0bn).
* Sales increased to £3,390m. Sales on an underlying* basis increased by nine per cent.
* Aftermarket services sales represented 54 per cent of Group sales.
* Underlying profit before financing costs** increased to £345m, up 12 per cent. Profit before financing costs was £361m.
* Underlying profit before taxation** increased to £324m, up 22 per cent.
* Cash inflow of £122m (2005 half-year £180m).
* Average net cash of £83m (2005 half-year £377m average net debt), an improvement of £460m.
* Interim payment to shareholders increased by ten per cent to 3.67p per share.

* Underlying sales reflect the exclusion of the IAS 39 hedge reserve adjustments and the inclusion of the benefit of settled foreign exchange transactions, and is consistent with underlying profit presentation.

** Adjustments for underlying profits are included in Note 2. Underlying profits reflect a level of performance that excludes items considered to be non-operating in nature (see notes 2 and 3).

Sir John Rose, Chief Executive, said:

'We have continued to make good progress, despite the challenges of a weak US dollar and increased raw material costs.

'The strength of our order book, continuing growth of services sales and our progress with efficiency improvements support our expectations of increased profits and positive cash flow for 2006. As a result we have increased our interim payment to shareholders by ten per cent'

Group Overview

Rolls-Royce continued to make good progress in the first half of 2006, with increased profit and positive cash flow.

The Group's performance has been built on a consistent strategy, supported by investment in market access, technology and capability. Its balanced business portfolio has demonstrated its value, creating a broad market access and

reducing volatility associated with individual programmes or economic cycles. The Group operates in markets with extraordinarily long product life cycles, with high barriers to entry and good, long-term visibility.

This growth has been achieved despite the weakening US dollar exchange rate achieved by the Group, increasing materials costs and pressure on the global supply chain. The focus on cost reduction and increased efficiency within the Group's operations and supply chain and its increasing emphasis on overhead reduction are helping the Group to deal with these headwinds.

Aftermarket services sales increased by six per cent on an underlying basis and represented 54 per cent of Group sales. The Group continues to expect double-digit growth in aftermarket sales for the full year.

Underlying profit before tax increased by 22 per cent to £324m and a cash inflow of £122m was generated, resulting in positive net cash of £457m on the balance sheet at the end of June (2005 half-year net debt £37m). Average net cash of £83m represented a £460m improvement over the £377m of average net debt for the same period in 2005.

Underlying earnings per share rose 23 per cent to 13.62p (2005 half-year 11.05p) and basic earnings per share were 35.86p (2005 half-year 6.88p). An interim payment to shareholders has been declared of 3.67p per share (2005 half-year 3.34p), an increase of ten per cent.

The introduction of new products and the continued success of existing programmes have once again resulted in strong order intake for the period. New orders in the first half of 2006 reached £5.1bn (2005 half-year £6.4bn), and brought the period-end firm and announced order book to £25.1bn (2005 half-year £23.0bn).

The Group continues to concentrate on its three key priorities of focused investment in technology and products, improving operational efficiency and developing its aftermarket services.

Rolls-Royce opened a new University Technology Centre in Dresden, Germany, focused on lightweight materials; signed a research collaboration agreement with Pusan University, Korea, on advanced heat-exchangers; and opened the Rolls-Royce Centre of Excellence for Aerospace Materials at the National Institute for Materials Science in Tsukuba, Japan.

The Group made further progress with its factory modernisation programme. The latest in its series of new facilities was opened at Barnoldswick, in the UK, and investment in Derby, Bristol and Indianapolis continues in order to improve productivity and reduce costs by developing world-class manufacturing facilities and processes.

The Group has continued to expand its services capabilities. The recently opened repair and overhaul facility in Derby is now fully operational. Hong Kong Aero Engine Services Limited, of which Rolls-Royce owns 45%, announced plans to expand its capacity to cater for growing regional repair and overhaul activity. Construction began in Germany of the fifth Trent engine overhaul facility, a joint venture between Rolls-Royce and Lufthansa Technik. The Group took full control in March of Data Systems & Solutions, its former joint venture with SAIC in predictive services.

Prospects

Rolls-Royce is addressing four long-term growth markets. The Group's consistent investment in technology and new products and services is creating the opportunity for organic growth in each sector.

As the sales from aftermarket services continue to grow, the Group expects cash flow to continue to be positive, after maintaining its level of investment in

technology, product development and capability.

The Group has continued to pursue its strategy of hedging future net dollar revenues and is using its hedge book, in conjunction with cost reduction initiatives and further `dollarisation' of the cost base to enable it to continue to increase underlying profits while absorbing the effects of the weaker US dollar exchange rate.

Continued progress is expected in the remainder of 2006, underpinned by the strong order book, growing services sales and increasing efficiency. As a result, the Group expects increased underlying profits and a positive cash flow for the 2006 full year.

Enquiries:

Peter Barnes-Wallis

Director of Financial Communications

Mark Alflatt

Director of Investor Relations

Caroline Harris

Director of Corporate Communications

Tel: 0207 222 9020

www.rolls-royce.com

An interview on the results with Rolls-Royce Chief Executive, Sir John Rose, is available on video, audio and text on www.rolls-royce.com and www.cantos.com.

Photographs are available at www.newscast.co.uk

Visit www.thenewsmarket.com/rolls-royce to download broadcast-standard video or order a Beta SP tape of Rolls-Royce products, services and facilities.

REVIEW OF FIRST HALF 2006 BY BUSINESS SECTOR*

Civil Aerospace

Underlying sales: £1,781m (2005 half-year £1,681m)

Underlying profit before financing costs: £246m (2005 half-year £200m)

Order book: £19.0bn (2005 half-year £17.7bn)

The Group made strong progress in civil aerospace, as a result of its broad portfolio of aero engines, which power aircraft from corporate jets to the largest airliners. Profit increased by 23 per cent, reflecting the continuing growth of aftermarket services sales, which increased by eight per cent and accounted for 60 per cent of civil aerospace sales. The Group continues to expect civil aerospace aftermarket services sales to grow by more than ten per cent for the full year.

Total civil aerospace sales increased by six per cent compared with the first half of 2005, reflecting a reduction in engine unit deliveries, to 412 (2005 441), as a result of the anticipated slow down in demand for 50-seat regional aircraft.

The installed base of civil jet engines grew to 11,636 and the Rolls-Royce civil fleet flying hours increased by seven per cent compared to the first half

of 2005.

Order intake remained strong and the civil order book stood at a record level of £19.0bn at the half-year.

Defence Aerospace

Underlying sales: £761m (2005 half-year £677m)

Underlying profit before financing costs: £95m (2005 half-year £94m)

Order book: £3.5bn (2005 half-year £3.3bn)

The defence aerospace business addresses the principal market sectors, from combat and trainer aircraft to transport and tactical aircraft and helicopters, through a broad portfolio of mature programmes, new production programmes, development programmes and services activities.

Sales increased by 12 per cent compared to the first half of 2005, with engine deliveries and aftermarket services sales both increasing. Services sales increased by 11 per cent supported by increased activity on both RB199 and EJ200 programmes and accounted for 55 per cent of defence sales. Profits were relatively stable compared with 2005, when profit was weighted towards the first half. The Group expects to make steady progress over the full year.

Marine

Underlying sales: £621m (2005 half-year £488m)

Underlying profit before financing costs: £50m (2005 half-year £39m)

Order book: £2.1bn (2005 half-year £1.7bn)

The marine business continued to benefit from its broad access to commercial and naval markets.

The first half results demonstrate strong performance with both profit and sales increasing by more than 20 per cent, reflecting in particular the continuing strength of the offshore oil and gas support market, where Rolls-Royce is securing a good share of the available business. The naval business remains stable, with strong long-term prospects, particularly as a result of the Group's position on new US naval programmes.

In the first half of 2006, sales derived from services and support activities increased by five per cent and represented 38 per cent of marine sales.

Energy

Underlying sales: £214m (2005 half-year £237m)

Underlying (loss) before financing costs: £(20m) (2005 half-year £(3)m)

Order book: £0.5bn (2005 £0.3bn)

Activities in the energy sector comprise oil and gas applications and power generation.

Profit in the oil and gas business increased in the first half of 2006, although sales were lower as a result of the timing of major programmes.

The overall results of the energy business reflect the continuing development of the power generation business, lower than anticipated receipts of technology fees and the investment in its fuel cell technology. The Group achieved its first-half technology milestone of running a fuel cell system at 60kW.

In the first half of 2006, services sales reduced by four per cent and represented 41 per cent of energy sales. However, the Group expects services sales for the full year to exceed those of 2005, resulting in a lower loss in the second half of the year.

Financial Services

Underlying sales: £27m (2005 half-year £52m)

Underlying (loss)/profit before financing costs: £(1)m (2005 half-year £3m)

Rolls-Royce & Partners Finance, the Group's joint venture engine leasing business, continued to trade profitably in the first half of 2006.

An agreement had been reached to sell Pembroke Group, the Group's joint venture aircraft leasing business, which is no longer considered to be a core business. A charge of £10m was incorporated in the first-half results to reflect the recoverable value of Pembroke's aircraft assets.

Financial Services will no longer be reported as a separate business. Engine leasing activities will be incorporated in civil aerospace and power ventures within the energy segment. Revised segmental analyses are shown in note 1b.

* Commentaries relate to underlying sales and profits unless specifically noted

FINANCIAL REVIEW

The firm and announced order book, at constant exchange rates, was £25.1bn (2005 half-year £23.0bn). Aftermarket services represented 38 per cent of the order book (2005 half-year 37 per cent).

Sales increased by six per cent, compared with 2005, at £3,390m (2005 half-year £3,184m). Sales on an underlying basis grew by nine per cent.

Payments to Risk and Revenue Sharing Partners (RRSPs), charged in cost of sales, amounted to £79m (2005 half-year £73m).

Gross research and development investment was £346m (2005 half-year £283m). Net research and development investment charged to the income statement was £177m (2005 half-year £117m), the increase being attributable to the mix of development programmes and lower capitalisation of costs in 2006. Research and development investment charged to the income statement in the second half is expected to be modestly higher than the first half, leading to a significant full-year increase compared to 2005. Receipts from RRSPs in respect of new programme developments, shown as other operating income, were £38m (2005 half-year £44m).

Restructuring costs of £23m (2005 half-year £27m) were charged within operating costs.

The taxation charge was £253m (2005 half-year £47m). The taxation charge on an underlying basis was £91m, representing 28 per cent of underlying profit before tax. (2005 half-year £75m, representing 28 per cent of underlying profit before tax).

Cash inflow * for the period was £122m (2005 half-year £180m), benefiting from strong operational cash flow, after higher capital investment in tangible and intangible assets. Average net cash was £83m (2005 half-year £377m net debt). The net cash balance at the period-end was £457m (2005 half-year net debt £ 37m).

Provisions were £353m (2005 half-year £367m). Provisions carried forward in respect of potential customer financing exposure amounted to £98m at the

half-year (2005 half-year £93m).

There were no material changes to the Group's gross and net contingent liabilities in the first half of 2006 (see note 10).

A charge of £64m (2005 half-year £61m) for pensions and other post-retirement benefits is included in the income statement (see Note 11). The Group announced in April the start of a consultation process with workforce representatives and pension fund trustees, whereby the Group would inject £500m into the pension funds, subject to the agreement of certain conditions.

*Cash inflow is the sum of net funds resulting from cash flows plus exchange and other revaluation effects at the period end.

The Group has continued to pursue its strategy of hedging future net dollar revenues and at the end of June 2006 had approximately $10.4 billion of forward cover at an average exchange rate of 1.70 dollars to the pound (2005 year-end $10.5 billion at 1.67).

The Group is using this hedge book in conjunction with cost reduction initiatives and further `dollarisation' of the cost base to manage future foreign exchange risk. In the first half of 2006 the Group absorbed a £58 million deterioration due to the weakening US dollar exchange rate achieved by the Group. Over the whole of 2006, the Group expects the deterioration will be six to eight cents compared with the rate achieved in 2005.

The Group considers it prudent to continue to strengthen its balance sheet because of the long-term nature of its programmes and the significant investments and obligations they entail. As a result of the improvements to-date, Standard & Poors Ratings Services raised its long-term credit rating to A- from BBB+ during the first-half of the year. The Group also recognises the importance of dividends to shareholders and is declaring an increase in the payment to shareholders of ten per cent for the first half of 2006.

The Group is continuing to make payments to shareholders in the form of `B' shares rather than a dividend. These shares can then be redeemed for the same amount of cash that would have been received with a cash dividend, or converted into the same number of ordinary shares in the Group that would have been received under the scrip dividend alternative. The issue of `B' shares will result in significant tax benefits for the Group, by accelerating the recovery of Advance Corporation Tax, which will in turn benefit all shareholders.

The declared interim payment to shareholders is equivalent to 3.67 pence per ordinary share (2005 3.34p). The interim payment is payable on 3 January 2007 to shareholders on the register on 13 October 2006. The final day of trading with entitlement to B shares is 10 October 2006.

Consolidated Income Statement

	Half Year to 30 June 2006	Half Year to 30 June 2005	Year to 31 December 2005
	£m	£m	£m
Revenue	3,390	3,184	6,603
Cost of sales and other operating income and costs*	(2,862)	(2,691)	(5,488)
Research and development costs	(177)	(117)	(282)
Share of profit of joint ventures	10	26	46

Group operating profit	361	402	879
Loss on sale of businesses	-	(1)	(2)
Profit before financing costs	361	401	877
Financial income	739	271	442
Financial expenses	(230)	(507)	(842)
Net financing income/(costs)** (note 3)	509	(236)	(400)
Profit before taxation ***	870	165	477
Taxation - UK	(196)	(21)	(61)
Taxation - Overseas	(57)	(26)	(69)
Profit for the period	617	118	347
Attributable to:			
Equity holders of the parent	619	119	350
Minority interest	(2)	(1)	(3)
Profit for the period	617	118	347
Payments to shareholders	(65)	(59)	(154)
Earnings per ordinary share (note 2)			
Basic	35.86p	6.88p	20.11p
Diluted	34.41p	6.64p	19.31p
* Other operating income	38	44	60
** Net interest payable (note 3)	(11)	(21)	(39)
*** Underlying profit before taxation (note 2)	324	265	593

Consolidated Balance Sheet

*2005 Balance sheets have been restated to reflect the reclassification of capitalised software costs. There is no impact on the net assets of the Group (see Note 4).

		Restated*	Restated*
	30 June 2006	30 June 2005	31 December 2005
	£m	£m	£m
ASSETS			
Non-current assets			
Intangible assets (note 4)	1,394	1,265	1,315
Property, plant and equipment	1,624	1,637	1,649

Investments in joint ventures	243	241	247
Other investments	51	55	52
Deferred tax assets	274	292	439
	3,586	3,490	3,702
Current assets			
Inventory	1,423	1,163	1,309
Trade and other receivables	2,128	1,923	2,047
Taxation recoverable	3	3	3
Other financial assets	717	786	464
Short-term investments	36	41	37
Cash and cash equivalents	1,837	1,767	1,757
Assets held for sale (note 5)	22	-	-
	6,166	5,683	5,617
Total assets	9,752	9,173	9,319
LIABILITIES			
Current liabilities			
Borrowings	(388)	(461)	(75)
Other financial liabilities	(72)	(283)	(234)
Trade and other payables	(2,878)	(2,275)	(2,689)
Current tax liabilities	(186)	(209)	(171)
Provisions	(152)	(160)	(138)
	(3,676)	(3,388)	(3,307)
Non-current liabilities			
Borrowings	(1,052)	(1,468)	(1,458)
Other financial liabilities	(353)	(457)	(339)
Other payables	(606)	(554)	(650)
Deferred tax liabilities	(191)	(119)	(178)
Provisions	(201)	(207)	(223)
Post-retirement benefit obligations	(1,625)	(1,422)	(1,659)
	(4,028)	(4,227)	(4,507)
Total liabilities	(7,704)	(7,615)	(7,814)
Net assets	2,048	1,558	1,505

EQUITY

Capital and Reserves			
Called up share capital	354	347	352
Share premium account	30	29	30
Other reserves	550	645	605
Retained earnings	1,105	531	512
Equity attributable to equity holders of the parent	2,039	1,552	1,499
Minority interest	9	6	6
Total equity	2,048	1,558	1,505

Consolidated Cash Flow Statement

	Half Year to 30 June 2006	Half Year to 30 June 2005	Year to 31 December 2005
	£m	£m	£m
Cash flows from operating activities			
Profit before taxation	870	165	477
Net financing (income)/costs	(509)	236	400
Depreciation and amortisation	109	126	254
Decrease in provisions	(7)	(26)	(31)
(Increase)/decrease in working capital	(24)	(101)	247
Decrease in other financial assets and liabilities	69	153	283
Other non cash movements	(158)	(206)	(545)
Taxation paid	(18)	(13)	(60)
Dividends received from joint ventures	11	6	35
Net cash inflow from operating activities	343	340	1,060
Cash flows from investing activities			
Disposals of unlisted investments/ Investments by minority interests	8	2	5
Additions to intangible assets	(97)	(55)	(116)
Purchases of property, plant and equipment	(109)	(73)	(235)
Disposals of property, plant and	25	10	69

equipment			
(Acquisitions)/disposals of businesses	(5)	2	1
Investments in joint ventures	(10)	(4)	(13)
Net cash flow from investing activities	(188)	(118)	(289)
Cash flows from financing activities			
Decrease in borrowings	(51)	(3)	(207)
Capital element of finance lease payments	(5)	(8)	(11)
Net cash outflow from decrease in borrowings	(56)	(11)	(218)
Decrease/(increase) in government securities and corporate bonds	1	(5)	(1)
Net interest paid	(16)	(40)	(49)
Payments to shareholders and issue of shares	(21)	6	(26)
Relating to own shares	25	(13)	(149)
Net cash outflow from financing activities	(67)	(63)	(443)
Net increase in cash and cash equivalents	88	159	328
Cash and cash equivalents at January 1	1,745	1,439	1,439
Exchange and other non-cash adjustments	(22)	31	46
Adjustment on implementation of IAS 32 and IAS 39	-	(68)	(68)
Cash and cash equivalents at period end	1,811	1,561	1,745
Reconciliation of increase in cash and cash equivalents to movement in net funds			
Increase in cash and cash equivalents	88	159	328
Cash (inflow)/outflow from (decrease)/ increase in government securities and corporate bonds	(1)	5	1
Net cash outflow from decrease in borrowings	56	11	218
Change in net funds resulting from cash flows	143	175	547
Exchange and other non-cash adjustments	(21)	5	5
Fair value adjustments on borrowings	50	37	47
Movement in net funds	172	217	599

Net funds/(debt) at January 1 excluding swaps	261	(149)	(149)
Adjustment on implementation of IAS 32 and IAS 39	-	(189)	(189)
Net funds at period end excluding swaps	433	(121)	261
Fair value of swaps hedging fixed rate borrowings	24	84	74
Net funds/(debt) at period end including swaps	457	(37)	335

Consolidated Statement of Recognised Income and Expense

	Half Year to 30 June 2006	Half Year to 30 June 2005	Year to 31 December 2005
	£m	£m	£m
Foreign exchange adjustments	(13)	16	49
Actuarial losses	-	(29)	(282)
Deferred taxation on actuarial losses	-	9	84
Transfers from transition hedging reserve	(99)	(169)	(324)
Transfers from cash flow hedging reserve	-	2	3
Net expense recognised directly in equity	(112)	(171)	(470)
Profit for the period	617	118	347
Total recognised income and expense for the period	505	(53)	(123)
Attributable to:			
Equity holders of the parent	507	(52)	(120)
Minority interest	(2)	(1)	(3)
Total recognised income and expense for the period	505	(53)	(123)

Summary of movements in equity

	Half Year to 30 June 2006	Half Year to 30 June 2005	Year to 31 December 2005
	£m	£m	£m
At January 1	1,505	1,446	1,446
Total recognised income and expense for the period	505	(53)	(123)

Adjustments relating to adoption of IAS 32 and IAS 39 from January 1, 2005		151	151
Issue of B Shares	(59)	(54)	(141)
On issue of ordinary shares	38	63	117
Relating to own shares	38	(1)	2
Share-based payment adjustment	16	3	48
Disposal of shares in subsidiary to a minority interest	5	3	5
At period end	2,048	1,558	1,505
Attributable to:			
Equity holders of the parent	2,039	1,552	1,499
Minority interest	9	6	6
Total equity	2,048	1,558	1,505

Notes

1a. Analysis by business segment

	Half Year to 30 June 2006	Half Year to 30 June 2005	Year to 31 December 2005
	£m	£m	£m
Revenue			
Civil aerospace	1,780	1,730	3,510
Defence aerospace	752	677	1,413
Marine	620	488	1,097
Energy	210	237	505
Financial services	28	52	78
	3,390	3,184	6,603
Profit before financing costs			
Civil aerospace	267	299	659
Defence aerospace	90	95	177
Marine	50	37	87
Energy	(21)	(9)	2
Financial services*	-	3	(3)
Central costs	(25)	(24)	(45)
	361	401	877

Underlying profit before financing costs*
*

Civil aerospace	246	200	454
Defence aerospace	95	94	180
Marine	50	39	89
Energy	(20)	(3)	4
Financial services*	(1)	3	(3)
Central costs	(25)	(24)	(45)
	345	309	679
Net assets/liabilities			
Civil aerospace	1,787	1,414	1,278
Defence aerospace	(176)	(8)	(59)
Marine	590	566	592
Energy	339	324	314
Financial services*	177	279	199
Unallocated pension liabilities	(1,126)	(980)	(1,154)
Net funds/(debt)	457	(37)	335
Net assets	2,048	1,558	1,505

*Includes the impact of the impairment of £10m for the investment in the Pembroke joint venture which has been re-classified as an asset for sale and written down to a recoverable value of £1m (see note 5)

**See note 2

Following the disposal of Pembroke, Financial Services is to be amalgamated into the civil aerospace and energy segments.

1b. Revised analysis by business segment

	Half Year to 30 June 2006	Half Year to 30 June 2005	Year to 31 December 2005
	£m	£m	£m
Revenue			
Civil aerospace	1,789	1,766	3,561
Defence aerospace	752	677	1,413
Marine	620	488	1,097
Energy	229	253	532
	3,390	3,184	6,603

Profit before financing costs			
Civil aerospace*	265	304	659
Defence aerospace	90	95	177
Marine	50	37	87
Energy	(19)	(11)	(1)
Central costs	(25)	(24)	(45)
	361	401	877
Underlying profit before financing costs**			
Civil aerospace*	243	205	454
Defence aerospace	95	94	180
Marine	50	39	89
Energy	(18)	(5)	1
Central costs	(25)	(24)	(45)
	345	309	679
Net assets/liabilities			
Civil aerospace*	1,871	1,548	1,380
Defence aerospace	(176)	(8)	(59)
Marine	590	566	592
Energy	432	469	411
Unallocated pension liabilities	(1,126)	(980)	(1,154)
Net funds/(debt)	457	(37)	335
Net assets	2,048	1,558	1,505

*Includes the impact of the impairment of £10m for the investment in the Pembroke joint venture which has been re-classified as an asset for sale and written down to a recoverable value of £1m (see note 5)

**See note 2

2. Earnings per ordinary share and underlying profit reconciliation

The Group seeks to present a measure of underlying performance, which excludes items considered to be non-operating in nature. Underlying profit now excludes the net impact of financing costs related to post-retirement benefits as well as unrealised amounts arising from revaluations required by IAS 32 and IAS 39, and includes the realised amounts arising from settled hedging transactions. The calculation of underlying profit and underlying earnings per share is shown below for the current and prior periods.

Basic earnings per ordinary share are calculated by dividing the profit attributable to ordinary shareholders of £619m (2005 half year £119m, full year

£350m) by 1,726 million (2005 half year 1,729 million, full year 1,740 million) ordinary shares, being the average number of ordinary shares in issue during the period, excluding own shares held under trust which have been treated as if they had been cancelled.

Half Year to 30 June 2006

	£m	£m	£m	Pence
Profit before financing costs	361			
Profit before taxation		870		
Profit attributable to equity holders of the parent			619	35.86
Release of hedge reserves (note 8)	(141)	(141)	(141)	(8.17)
Unrealised fair value changes to derivative contracts (note 6)	-	(509)	(509)	(29.49)
Revaluation of trading assets and liabilities	-	(5)	(5)	(0.29)
Exchange differences and forecast changes relating to Risk and Revenue Sharing Partnerships (note 7)	-	(29)	(29)	(1.68)
Realised gains on settled derivative contracts (note 6)	121	138	138	8.00
FX adjustments carried forward in contract accounting (note 6)	4	4	4	0.23
Net pension financing income (Note 3)	-	(4)	(4)	(0.23)
Related tax effect	-	-	162	9.39
Underlying profit before financing costs	345			
Underlying profit before taxation		324		
Underlying profit for the period attributable to equity holders of the parent			235	
Underlying earnings per share				13.62

Half Year to 30 June 2005

	£m	£m	£m	Pence
Profit before financing costs	401			
Profit before taxation	-	165		
Profit attributable to equity holders of the parent			119	6.88
Release of hedge reserves	(236)	(236)	(236)	(13.65)

Unrealised fair value changes to derivative contracts	-	180	180	10.41
Revaluation of trading assets and liabilities	-	(67)	(67)	(3.88)
Exchange differences and forecast changes relating to Risk and Revenue Sharing Partnerships	-	44	44	2.55
Realised gains on settled derivative contracts	176	206	206	11.91
FX adjustments carried forward in contract accounting (note 6)	(32)	(32)	(32)	(1.85)
Net pension financing charge (Note 3)	-	5	5	0.29
Related tax effect	-	-	(28)	(1.61)
Underlying profit before financing costs	309			
Underlying profit before taxation		265		
Underlying profit for the period attributable to equity holders of the parent			191	
Underlying earnings per share				11.05

Year to 31 December 2005

	£m	£m	£m	Pence
Profit before financing costs	877			
Profit before taxation		477		
Profit attributable to equity holders of the parent			350	20.11
Release of hedge reserves	(452)	(452)	(452)	(25.97)
Unrealised fair value changes to derivative contracts	-	345	345	19.83
Revaluation of trading assets and liabilities	-	(78)	(78)	(4.49)
Exchange differences and forecast changes relating to Risk and Revenue Sharing Partnerships	-	(30)	(30)	(1.72)
Realised gains on settled derivative contracts	328	396	396	22.76
FX adjustments carried forward in	(74)	(74)	(74)	(4.25)

contract accounting (note 6)				
Net pension financing income (Note 3)	-	9	9	0.52
Related tax effect	-	-	(40)	(2.31)
Underlying profit before financing costs	679			
Underlying profit before taxation		593		
Underlying profit for the period attributable to equity holders of the parent			426	
Underlying earnings per share				24.48

The 2005 figures have been restated to exclude the net impact of financing costs relating to post retirement benefits as the Group considers these do not relate to the operating performance of the business.

Diluted earnings per ordinary share, are calculated by dividing the profit attributable to ordinary shareholders of £619m (2005 half year £119m, full year £350m) by 1,799 million (2005 half year 1,791 million, full year 1,813 million) ordinary shares, being 1,726 million (2005 half year 1,729 million, full year 1,740 million) as above, adjusted by the bonus element of existing share options of 73 million

(2005 half year 62 million, full year 73 million).

3. Net financing costs

	Half Year to 30 June 2006		Half Year to 30 June 2005		Year to 31 December 2005	
		£m		£m		£m
		*		*		*
Interest receivable	38	38	29	29	65	65
Fair value gains on foreign currency contracts (Note 6)	478	-	-	-	-	-
Exchange and forecast movements on financial RRSPs	29	-	-	-	30	-
Fair value gains on commodity derivatives (Note 6)	31	-	50	-	54	-
Expected return on pension scheme assets	173	-	155	-	312	-
Net foreign exchange gains	-	-	37	-	11	1
Other financing income	4	4	-	-	-	-
Financial income	753	42	271	29	472	66
Interest payable	(49)	(49)	(50)	(50)	(104)	(104)
Fair value losses on foreign currency contracts (Note 6)	-	-	(230)	-	(399)	-

Financial charge relating to financial RRSPs (Note 7)	(14)	(14)	(19)	(19)	(43)	(43)
Exchange and forecast movements on financial RRSPs	-	-	(44)	-	-	-
Interest on pension scheme liabilities	(169)	-	(160)	-	(321)	-
Net foreign exchange losses	(12)	-	-	-	-	-
Other financing charges	-	-	(4)	(4)	(5)	(5)
Financial expenses	(244)	(63)	(507)	(73)	(872)	(152)
Net financing income/(costs)	509	(21)	(236)	(44)	(400)	(86)
Analysed as:						
Net interest payable	(11)	(11)	(21)	(21)	(39)	(39)
Net pension scheme financing income/(costs)	4	-	(5)	-	(9)	-
Net other financing income/(expenses)	516	(10)	(210)	(23)	(352)	(47)
Net financing income/(costs)	509	(21)	(236)	(44)	(400)	(86)

* underlying financing costs

4. Intangible assets

	Goodwill	Certification and Participation fees	Development costs	Recoverable engine costs	Other	Tot
	£m	£m	£m	£m	£m	
Cost:						
At January 1, 2006 as previously reported	751	284	381	265	-	1,68
Reclassification of software from property, plant and equipment	-	-	-	-	43	4
At January 1, 2006 as restated	751	284	381	265	43	1,72
Exchange adjustments	1	-	-	-	-	
Other reclassifications	-	(2)	-	-	2	
Additions at cost		23	23	43	8	9

Acquisition of business	7	-	-	-	3	1
At June 30, 2006	759	305	404	308	56	1,83
Accumulated depreciation:						
At January 1, 2006 as previously reported	-	138	116	146	-	40
Reclassification of software from property, plant and equipment	-	-	-	-	9	
At January 1, 2006 as restated	-	138	116	146	9	40
Exchange adjustments	-	-	-	-	-	
Provided during the year	-	2	7	16	4	2
At June 30, 2006	-	140	123	162	13	43
Net book value at June 30, 2006	759	165	281	146	43	1,39
Net book value at December 31, 2005 (Restated)	751	146	265	119	34	1,31

External software purchases were previously included within property, plant and equipment. Following a review in 2006, it was concluded that certain of these items should more properly, in accordance with IAS 38 Intangible Assets, be classified as intangible assets. Accordingly, software with a net book value at December 31, 2005 of £34 million (June 30, 2005 £29 million) has been reclassified from property, plant and equipment to intangible assets. There is no change to the amortisation policy in respect of these assets, being on a straight-line basis over a maximum of five years.

5. Assets held for sale

Assets held for sale comprise:

* The investment in the Pembroke joint venture. Prior to the re-classification, an impairment charge of £10m was recognised to write the investment down to its recoverable amount of £1m, being the anticipated sales proceeds. Since June 30, 2006, the sale of this investment has been completed.

* Three aircraft that were being marketed for sale with net book value and recoverable amount of £21m. Since June 30, 2006, two of these aircraft have been sold and it is expected that the third will be sold in the second half of the year.

6. Foreign exchange and commodity financial assets

Movements in the fair value of foreign exchange and commodity contracts are as follows:

	Foreign exchange	Commodity	Total
	£m	£m	£m
At January 1, 2006	228	31	259
Fair value changes to derivative contracts	478	31	509
Fair value changes to fair value hedges	(12)	-	(12)
Fair value relating to contracts utilised*	(125)	(13)	(138)
At June 30, 2006	569	49	618
* fair value of utilised contracts carried forward in contract accounting balances	(4)	-	(4)
At January 1, 2005	986	9	995
Fair value changes to derivative contracts	(230)	50	(180)
Fair value relating to contracts utilised*	(195)	(11)	(206)
At June 30, 2005	561	48	609
* fair value of utilised contracts carried forward in contract accounting balances	32	-	32
At January 1, 2005	986	9	995
Fair value changes to derivative contracts	(399)	54	(345)
Fair value changes to fair value hedges	5	-	5
Fair value relating to contracts utilised*	(364)	(32)	(396)
At 31 December 2005	228	31	259
* fair value of utilised contracts carried forward in contract accounting balances	74	-	74

7. Financial Risk and Revenue Sharing Partnerships (RRSPs)

Movements in the recognised value of RRSPs are as follows:

	Half Year to 30 June 2006	Half Year to 30 June 2005	Year to 31 December 2005
	£m	£m	£m
At beginning of period	(423)	(468)	(468)
Financing charge*	(14)	(19)	(43)
Excluded from underlying profit:			
-Exchange adjustments*	22	(37)	(56)

-Change in forecasts*	7	(7)	86
Cash paid to partners	58	37	58
Fair value at period end	(350)	(494)	(423)

* Total amounts included within the finance income/(costs) within the income statement £15m (30 June 2005 £(63)m, 31 December 2005, £(13)m).

8. Foreign exchange and commodity transition hedging reserve movements

Movements in the foreign exchange and commodity transition hedging reserve excluding deferred taxation are as follows:

	Foreign exchange	Commodity	Total
	£m	£m	£m
At January 1, 2006*	538	5	543
Transferred to income statement**	(139)	(2)	(141)
At June 30, 2006	399	3	402
* Deferred tax on opening balance	(162)	(2)	(164)
** Deferred tax on amount transferred	42	-	42
At January 1, 2005*	996	9	1,005
Transferred to income statement**	(239)	(2)	(241)
At June 30, 2005	757	7	764
* Deferred tax on opening balance	(299)	(3)	(302)
** Deferred tax on amount transferred	72	-	72
At January 1, 2005*	996	9	1,005
Transferred to income statement**	(458)	(4)	(462)
At 31 December 2005	538	5	543
* Deferred tax on opening balance	(299)	(3)	(302)
** Deferred tax on amount transferred	137	1	138

9. Group employees at period end

	30 June 2006 Number	30 June 2005 Number	31 December 2005 Number
Civil aerospace	21,900	20,300	21,000
Defence aerospace	5,400	5,000	5,200
Marine	7,400	7,200	7,200
Energy	2,700	2,800	2,700

Financial services	100	100	100
	37,500	35,400	36,200

10. Sales financing contingent liabilities

In connection with the sale of its products the Group may provide financing support for customers. The Group's contingent liabilities related to financing arrangements are spread over many years and relate to a number of customers and a broad product portfolio.

During the first half of 2006 there were no material changes to the maximum gross and net contingent liabilities.

11. Pensions and other post-retirement benefits

The Group's pension deficit may be volatile between reporting dates due to changes in interest rates, share prices and other asset values. At each half year it is the Group's policy to adjust the valuation of the pension scheme assets and liabilities only where there is a significant market fluctuation or a significant one-off event. At the half-year there was a modest improvement in the future liabilities as a result of increasing interest rates and the value of scheme assets were broadly similar to the previous year-end. Accordingly, no adjustment has been made at the half year. The pension deficit will be revalued at the end of 2006, in line with IAS 19.

12. Share-based payments

In accordance with IFRS 2, a charge of £16m (2005 half-year £12m), relating to the fair value of share-based schemes granted since November 7, 2002, is included in the income statement.

13. Basis of preparation

These financial statements have been prepared on the basis of the recognition and measurement requirements of IFRS applied in the financial statements at 31 December 2005 and those standards that have been endorsed and will be applied at 31 December 2006.

Section 240 Statement

The results for each half-year are unaudited. The comparative figures for the year to 31 December 2005 have been abridged from the Group's financial statements for that year, which have been delivered to the Registrar of Companies. The auditors have reported on those financial statements; their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

The interim financial statements for the six months ended 30 June 2006 were approved by the Board on 26 July 2006.

END

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